Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver Announces Results of Annual General and Special Meeting

Vancouver, B.C. - May 7, 2020 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (the “Company”) reported the voting results from its annual general and special meeting of shareholders held May 6, 2020 in Vancouver, British Columbia (the "Meeting"). Each of the matters voted upon at the Meeting is described in detail in the Company's Management Information Circular dated March 12, 2020, which is available on the Company's website at panamericansilver.com.

A total of 142,086,711 common shares were represented at the meeting, being 67.66% of the Company’s issued and outstanding common shares. Shareholders voted in favour of all matters brought before the meeting, including the appointment of auditors for the ensuing year and the authorization of the directors to fix the auditor’s remuneration, the acceptance of the Company’s approach to executive compensation, known as “say-on-pay”, and the election of management’s nominees as directors.

Election of Directors

Director Nominee	Votes For	Votes Withheld
Ross J. Beaty	104,856,487 (93.68%)	7,073,853 (6.32%)
Michael L. Carroll	108,997,606 (97.38%)	2,932,734 (2.62%)
Neil de Gelder	95,344,371 (85.18%)	16,585,969 (14.82%)
Charles A. Jeannes	109,256,425 (97.61%)	2,673,915 (2.39%)
Walter T. Segsworth	103,850,064 (92.78%)	8,080,276 (7.22%)
Michael Steinmann	108,997,547 (97.38%)	2,932,793 (2.62%)
Gillian D. Winckler	110,985,071 (99.16%)	945,269 (0.84%)

Mr. C. Kevin McArthur did not stand for re-election to the Company's Board of Directors in 2020.

Say-on-Pay

Resolution	Votes For	Votes Against
Advisory resolution approving the Company’s approach to executive compensation	104,824,297 (93.65%)	7,107,879 (6.35%)
Appointment of Auditor

Resolution	Votes For	Votes Withheld
Resolution to appoint Deloitte LLP as auditors of the Company until its next annual general meeting.	135,343,964 (95.26%)	6,740,907 (4.74%)

PAN AMERICAN SILVER CORP. 1

About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. As the world's second largest primary silver producer with the largest silver reserve base globally, we provide enhanced exposure to silver in addition to a diversified portfolio of gold producing assets. Pan American has a 25-year history of operating in Latin America, earning an industry-leading reputation for corporate social responsibility, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS”.

Learn more at panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 2